Exhibit 99.1

Certain information has been omitted from this exhibit in places marked “[***]” because it contains personally identifiable information omitted from this exhibit pursuant to the Instruction to Item 17 of Form 1-A.

Execution Version

ASSET PURCHASE AGREEMENT

by and between

LEATHER WALLET LLC,

a Delaware limited liability company, and

HIRO SYSTEMS PBC

a Delaware public benefit corporation

Dated as of August 30, 2023

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 30, 2023 (the “Agreement Date”) by and between Leather Wallet LLC, a Delaware limited liability company (“Acquirer”) and Hiro Systems PBC, a Delaware public benefit corporation (the “Company”).

RECITALS

A. The Board of Directors of the Company (the “Company Board”) has determined that it is advisable and in the best interests of the Company and its shareholders that Acquirer purchase from the Company, and that the Company sell, transfer and assign to Acquirer, certain assets of the Company, on the terms set forth herein (the “Asset Purchase”), and, in furtherance thereof, has approved the Asset Purchase and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

B. The Company and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

“Acquirer Ancillary Agreements” means all agreements and documents to which Acquirer is or will be a party that are required to be executed pursuant to this Agreement.

“Action” means any private, governmental, or administrative action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit, examination or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, controls or is controlled by or is under common control with the first Person.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, Permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body and any Orders, in each case, applicable to such Person or to any of its assets, properties or businesses, including any applicable state licensing laws, unclaimed property laws, data privacy laws, data security laws and state and federal securities laws.

“Bill of Sale and Assignment and Assumption Agreement” means a bill of sale and assignment and assumption agreement in the form attached hereto as Exhibit B.

“Business Day” means any day, other than a Saturday, a Sunday, or any other day on which commercial banks in New York, NY are authorized or required to close.

“Closing Date” means the date on which the Closing occurs.

“Code” means the United States Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder, as in effect from time to time.

“Company Ancillary Agreements” means all agreements and documents to which the Company or any Company Stockholder is or will be a party and that are required to be executed pursuant to this Agreement.

“Company Capital Stock” means the capital stock of the Company.

“Company Stockholders” means the holders of shares of outstanding Company Capital Stock.

“Contract” means any written contract, agreement, permission, consent, lease, license, release, covenant not to sue, commitment, arrangement, or understanding, written.

“Debt” means, with respect to the Company and without duplication, the aggregate of the following: (a) any Liability of such Person (i) for borrowed money, (ii) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance, note purchase facility, credit card line or the like, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) for the deferred purchase price of property or services, (v) under any capitalized or synthetic leases, (vi) under any financial hedging, swap or similar arrangements, and (vii) all obligations secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed and (b) any Liability described in clause (a) of other Persons to the extent guaranteed by the Company, or recourse to the Company or any of its assets, or that is otherwise the legal Liability of the Company. Debt includes (without duplication) (x) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any Debt and (y) any and all amounts of the nature described in clauses (a)(i)-(iii) owed by the Company to any of its Affiliates including any of the Company Stockholders. Debt excludes trade payables and other similar liabilities incurred in the ordinary course of business consistent with past practice.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription, simple agreement for future equity (SAFE) or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or Equity Interest, in all cases, whether vested or unvested.

“Fraud” means common law fraud (with scienter) under Delaware law.

“Fundamental Representations” means the representations and warranties made (i) by the Company in Section 3.1 (Organization, Standing, and Power), Section 3.2 (Authority and Enforceability), and Section 3.10 (Brokers) and (ii) by the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Body” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Indemnified Person” means a Person entitled to indemnification pursuant to Section 6.1.

“IP Assets” means all Intellectual Property Rights included in the Purchased Assets.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) patents and industrial property rights; (ii) rights associated with or in trade secrets, know how, inventions, invention disclosures, concepts, ideas, improvements, methods, processes, work flow diagrams, schematics, protocols, specifications, techniques, whether or not patentable, including physical, chemical, biological, toxicological, pharmacological, and clinical data, assays, quality control and testing procedures, and technology and all rights to limit the use or disclosure of any of the foregoing; (iii) rights associated with or in works of authorship, including exclusive exploitation rights, copyrights, moral rights, software (including both object codes and source codes) and application programming interfaces, databases, compilations of data, data, and aggregated data; (iv) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights, social media tags, handles and other identifiers (and all accounts therefor) and all goodwill associated therewith; (v) other proprietary rights in intellectual property of every kind and nature; (vi) moral rights, rights of privacy and rights of publicity and other rights to use or exploit the name, image and likeness of any individual; and (vii) all registrations, renewals, extensions, statutory invention registrations, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses (i) through (vi) above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“knowledge of the Company” means the knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Financial Officer, Chief Technology Officer, or General Counsel of the Company after reasonable inquiry.

“Liability” means any and all debts, liabilities, Taxes, penalties, expenses, and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable, including those arising under Applicable Law and those arising under any Contract.

“Lien” means any lien, pledge, hypothecation, charge, claim, title defect, mortgage, security interest or encumbrance of any nature.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order, or other order.

“Permit” means any governmental consent, license, permit, grant, approval, clearance, registration, or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Applicable Laws.

“Permitted Liens” means (a) conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business, (b) assessments for current Taxes (i) not yet due and payable or (ii) being contested through appropriate proceedings and for which adequate reserves are reflected on the Company’s financial statements in accordance with GAAP (c) non-exclusive licenses in or to Intellectual Property Rights granted in the ordinary course of business, and (d) statutory liens securing indebtedness owed by the Company, which was incurred in the ordinary course of business and is not yet due and payable.

“Person” means any natural person, legal entity or Governmental Body.

“Personal Data” means any information maintained by or on behalf of the Company that constitutes “personal information,” “personal data,” or other analogous term as defined under Applicable Law governing the privacy, data protection or security of such information.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Representatives” means, with respect to a Person, such Person’s officers, managers, directors, Affiliates, members, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Subsidiary” of a specified entity means any corporation, association, business entity, partnership, limited liability company or other Person of which the specified entity, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person or (ii) is entitled, by contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, unclaimed property or escheat, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Body responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, declaration, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes, including any amendment thereof.

“Third-Party Intellectual Property” means any and all Intellectual Property Rights owned by a third party.

“Trademark and Domain Name License Agreement” means a trademark and domain name license agreement in the form attached hereto as Exhibit A.

“Transaction Documents” means, collectively, this Agreement, the Trademark and Domain Name License Agreement, and each other certificate or agreement to be entered into in connection with the Transactions.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with this Agreement and the Transactions, whether or not incurred, billed or accrued, including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all severance, termination, pay-in-lieu of notice, change in control, transaction, retention, bonus, profit sharing, payments in exchange for a release with respect to promised equity or other similar compensation, benefits or other compensatory amounts owed by the Company to its directors, employees and/or consultants in connection with the Transactions that that are payable before, on or following the Closing and that are unpaid as of the Closing, and the employer portion of any payroll Taxes or other employment Taxes of the Company in connection with such payments and (iv) any such fees, costs, expenses, payments and expenditures incurred by a Company Stockholder paid for or to be paid for by the Company.

“Treasury Regulation” means United States Treasury Regulations promulgated under the Code.

“Wallet Operations” means the commercial efforts and business activities engaged in or conducted by the Company and/or its affiliates in connection with the ownership, operation, management, and development of the Wallet.

1.2 Additional Defined Terms. Certain additional terms are defined within the Agreement, as indicated in the table below:

Acquirer	2
Acquirer Closing Deliverables	9
Acquirer Indemnified Person	16
Agreement	2
Agreement Date	2
Asset Purchase	2
Basket	17
Cap	17
Claim Certificate	17
Claims Period	17
Closing	8
Collateral Source	17
Company	2
Company Board	2
Company Closing Deliverables	8
Company Indemnifiable Matter	16
Confidential Information	15

Consideration	9
Disclosure Letter	9
Enforceability Exception	10
Excluded Asset	7
Excluded Liabilities	8
Fair Market Value	16
Final Order	18
General Claims	17
Indemnifiable Damages	16
Member Approval	10
Post-Closing Liabilities	8
Purchased Assets	7
Survival Period	17
Third-Party Claim	19
Transactions	2
Transfer Taxes	9

ARTICLE 2

THE ASSET PURCHASE

2.1 Purchase and Sale.

(a) Upon the terms and subject to the conditions of this Agreement, Acquirer agrees to purchase from the Company and the Company agrees to sell, transfer, convey, assign and deliver, or cause to be sold, transferred, conveyed, assigned and delivered, to Acquirer at the Closing all of the right, title and interest of the Company in and to the only following assets and properties (collectively, the “Purchased Assets”), free and clear of all Liens (other than Permitted Liens):

(i) all of the Company’s rights, title and interest in and to the cryptocurrency wallet commonly referred to as the “Hiro Wallet,” which was developed, maintained, and made available to users by the Company and/or its affiliates (the “Wallet”), and the Wallet Operations, which includes the following:

(1) Wallet Software/Other Exclusive Technology: all software (in source and object code forms), developer notes, manuals, technical information (including resultant data), or other materials, information, and technology solely used in the Wallet Operations and/or in the development, production, marketing, management, operation and use of the Wallet, and all Intellectual Property Rights owned or purported to be owned by the Company relating thereto, including as embodied in the Wallet software source code and website content located at https://wallet.hiro.so/;

(2) Third-Party Intellectual Property/Technology: all other tools, software, data, and other materials used by the Company solely in the Wallet Operations, and/or in the development, production, marketing, management, operation and use of the Wallet, and all Intellectual Property Rights relating thereto, which are licensed by the Company under the Assumed Contracts;

(3) Assumed Contracts: all of the Company’s rights under the Contracts set forth on Schedule 2.1(a)(i)(3) (the “Assumed Contracts”); and

(4) Hardware and Fixed Assets: all hardware, fixed assets, and equipment that are used solely in the operation, maintenance and support of the Wallet.

(b) Excluded Assets. Each asset of the Company not included in the Purchased Assets described in Section 2.1(a) above shall be retained by the Company and shall not be acquired by Acquirer, including (i) the “Hiro” name, logo and trademarks, and (ii) the domain name https://wallet.hiro.so/. Each asset not included in the Purchased Assets is referred to individually as an “Excluded Asset” and collectively as the “Excluded Assets.”

2.2 No Assumed Liabilities. Subject to Article 6, Acquirer shall not be the successors to the Company and shall not assume any Liabilities or obligations of the Company or any other Person (whether direct or indirect, matured or unmatured, known or unknown, absolute, accrued, contingent or otherwise, whether now existing or hereafter arising, including any Debt or Transaction Expense), other than with respect to Post-Closing Liabilities and Acquirer’s obligations and arising Liabilities under the Assumed Contracts following the Closing (the “Assumed Contract Liabilities”), and all such Liabilities shall be retained by and remain Liabilities of the Company (all such Liabilities are referred to herein as the “Excluded Liabilities”). Subject to Article 6, Acquirer shall be solely responsible for any Liabilities which it may incur resulting from, arising out of or relating to Acquirer’s operation of the Business or the Purchased Assets after the Closing (“Post-Closing Liabilities”); provided, however, that the parties hereto agree that the Post-Closing Liabilities and the Assumed Contract Liabilities shall not include any obligations that (a) arise as a result of any breach or default by the Company prior to the Closing or (b) arise or are required to be performed by the Company prior to the Closing.

2.3 Excluded Liabilities. For clarity, the Excluded Liabilities include Liabilities arising under or related to:

(a) any act or omission of the Company or any other Person in relation to the Purchased Assets, including any action in violation of Applicable Law, any agreements with customers, clients, resellers or partners and any agreements, terms of use, restrictions or other applicable terms with respect to primary sources from which the Company collects information in connection with the Wallet Operations;

(b) any claim by any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors);

(c) any Action pending or threatened as of the Closing Date;

(d) any Liabilities relating to any Excluded Asset;

(e) (i) any Liabilities for Taxes of Company, or any member of any consolidated, affiliated, combined or unitary group of which Company is or has been a member, (ii) any Taxes described in Section 2.7(c), whether or not imposed on Company, and (iii) any Taxes attributable or related to the Purchased Assets that relate to the time period or portion thereof ending on or prior to the Closing Date;

(f) any Debt or Transaction Expense, in each case incurred as of the Closing Date; and

(g) any other Liability relating to or arising out of the Purchased Assets relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing, at or prior to the Closing.

For the avoidance of doubt, Post-Closing Liabilities and Assumed Contract Liabilities are not included in the definition of Excluded Liabilities.

2.4 Closing; Closing Deliverables.

(a) Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Asset Purchase (the “Closing”) will take place by exchange of electronic deliveries and signatures, unless otherwise agreed by Acquirer and the Company, on the Agreement Date.

(b) Company Closing Deliverables. The Company shall deliver to Acquirer at or prior to the Closing the following (collectively, the “Company Closing Deliverables”), unless such deliverable is waived by the Acquirer:

(i) this Agreement and each Company Ancillary Agreement;

(ii) a counterpart to the Bill of Sale and Assignment and Assumption Agreement and the Trademark and Domain Name License Agreement, in each case duly executed by the Company;

(iii) all resolutions adopted by the Company Board in connection with this Agreement or the Transactions; and

(iv) evidence reasonably satisfactory to Acquirer of the receipt of the consents, waivers and approvals required to consummate the Asset Purchase, including any consents set forth in Schedule 3.3(a) of the Disclosure Letter;

(c) Acquirer Closing Deliverables. Acquirer shall deliver to the Company at or prior to the Closing duly executed copies of this Agreement and each Acquirer Ancillary Agreement (collectively, the “Acquirer Closing Deliverables”).

2.5 Purchase Price. In exchange for the Purchased Assets, Acquirer shall issue Class A Units of the Acquirer (the “Acquirer Class A Units”) to the Company (the “Consideration”).

2.6 Title Passage; Risk of Loss; Delivery of Purchased Assets.

(a) Title Passage. Upon the Closing, all of the right, title and interest of the Company in and to all of the Purchased Assets shall pass to Acquirer. The Company shall convey the Purchased Assets to Acquirer and the Company shall deliver to Acquirer (i) possession of the Purchased Assets and (ii) proper assignments, conveyances and bills of sale sufficient to convey to Acquirer good and marketable title to all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens).

(b) Risk of Loss. The risk of loss, damage, or destruction to the Purchased Assets, including any of the equipment, inventory, or other personal property, to be conveyed to Acquirer under this Agreement will be borne by the Company until the Closing.

(c) Method of Delivery of Assets; Transfer Taxes. The Purchased Assets shall be delivered to Acquirer in the form and to the location to be determined by Acquirer in its reasonable discretion before the Closing Date; provided, that, to the extent practicable, the Company shall deliver all of the Purchased Assets through electronic delivery or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of any transfer, documentary, sales, use, registration, value added and other such Taxes and fees (including any penalties and interest) imposed on the Acquirer or the Company in connection with this Agreement (“Transfer Taxes”) if such method of delivery does not adversely affect the condition, operability or usefulness of any Purchased Asset. All Transfer Taxes will be borne 50% by Company and 50% by Acquirer. The Company will prepare and file or cause to be filed, when due, all Tax Returns with respect to all such Transfer Taxes and Acquirer shall promptly reimburse the Company for its share of Taxes paid by the Company with such Tax Returns.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the specific corresponding schedule of the disclosure letter delivered by Company to Acquirer (the “Disclosure Letter”) concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any schedule of the Disclosure Letter shall be deemed disclosed for purposes of any other schedule of the Disclosure Letter to the extent the applicability of the disclosure in such other schedule is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Acquirer that the information contained in this Article 3 is true and correct:

3.1 Organization, Standing and Power. The Company is a public benefit corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and necessary Permits to own, operate, use, distribute and lease its properties related to the Purchased Assets. The Company is duly qualified to do business and is in good standing in each of the jurisdictions in which such qualification is necessary, except where the failure to be so qualified would not be materially adverse to the Company.

3.2 Authority and Enforceability.

(a) The Company has full power and authority to execute this Agreement and the other Transaction Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder and to consummate the Asset Purchase and the other Transactions.

(b) This Agreement and the other Transaction Documents have been (or will be) duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery by each of the other parties hereto and thereunder, represent valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except, in each case, to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or other Applicable Law affecting or relating to creditors’ rights generally and general principles of equity (the “Enforceability Exception”).

(c) The Company Board has unanimously (i) determined that this Agreement and the Transactions, including the Asset Purchase, are fair to, and in the best interests of, the Company and the Company Stockholders (taken as a whole) and (ii) approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Transactions, including the Asset Purchase. No other corporate proceedings or stockholder approval on the part of Company are necessary to authorize the Transactions contemplated by this Agreement.

3.3 Non-Contravention.

(a) The execution and delivery by the Company of this Agreement, the consummation of the Asset Purchase and the other Transactions and the compliance by the Company with the provisions of this Agreement, do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws of the Company, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or require that any consent be obtained under, any Assumed Contracts, or (iii) violate, conflict with or result in any breach under any provision of any Applicable Law.

(b) No consent, approval, qualification, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Body is necessary or required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, the consummation by the Company of the Asset Purchase and the other Transactions or the compliance by the Company with the provisions of this Agreement.

3.4 Actions. There is no Action pending, or to the knowledge of the Company threatened, against the Company or any of its assets or properties (or against any manager, director, employee, consultant, contractor or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company) before any Governmental Body, arbitrator or mediator nor, to the knowledge of the Company, is there any reasonable basis for any such Action. There is no Order outstanding against the Company or any of its assets or properties (or against any officer, manager, director, employee, consultant, contractor or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company). To the Company’s knowledge, there is no reasonable basis for any Person to assert a claim against the Company or any of the Purchased Assets based upon: (a) the Company entering into this Agreement, the Company Ancillary Agreements or any of the Transactions; (b) any confidentiality or similar agreement entered into by the Company regarding the Purchased Assets; or (c) any claim that the Company has agreed to sell or dispose of the Purchased Assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. The Company has no Action pending against any Governmental Body or other Person.

3.5 Compliance with Laws; Governmental Permits.

(a) The Company has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law applicable to the Purchased Assets.

(b) The Company has collected and used the Wallet in compliance with Applicable Laws and has the right to use the Wallet in connection with the Wallet Operations.

(c) The Company has not received any notice or other communication from any Governmental Body regarding any actual or possible violation, revocation, withdrawal, suspension, cancellation, termination or modification of any of the Permits required for the Wallet Operations, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of such Permits.

3.6 Title to Assets. The Company is the true and lawful owner and has good and valid title to all of the Purchased Assets (or has sufficient rights to access and use IP Assets owned by a third-party pursuant to an Assumed Contract) free and clear of all Liens, other than Permitted Liens. The Company does not own or leases any real property. At the Closing, except for any third party consents that may be required to be obtained with respect to certain Purchased Assets after the Closing Date, Acquirer will obtain good and valid title to the Purchased Assets (or will sufficient rights to access and use IP Assets owned by a third-party pursuant to an Assumed Contract), free and clear of all Liens, other than Permitted Liens.

3.7 Intellectual Property.

(a) The Company owns, has independently developed or acquired, and has good, valid and exclusive, right, title and interest in and to each of the IP Assets or has sufficient rights to access and use IP Assets owned by a third-party pursuant to an Assumed Contract, and the Company has not assigned, transferred, exclusively licensed, pledged, or otherwise encumbered any of the IP Assets or agreed to do so. To the knowledge of the Company, the Intellectual Property Rights included within the IP Assets constitute all of the Intellectual Property Rights necessary and sufficient for conducting the Wallet Operations in the same manner as conducted at or before the Closing.

(b) To the knowledge of the Company, (i) the Company has not infringed upon or misappropriated, are not infringing upon or misappropriating, and does not infringe upon or misappropriate, any Third-Party Intellectual Property in connection with the conduct of the Wallet Operations, including the design, development, reproduction, marketing, licensing, sale, offering for sale, distribution, provision and/or use of any of the IP Assets, and the Company has not received any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) none of the IP Assets are presently subject to any material dispute, claim, prior license or other agreement, assignment or rights of any third party, or any other rights that might interfere in any material respects with Acquirer’s use, or exercise of ownership of, any IP Assets after the Closing, (iii) none of the IP Assets are subject to any material lien, pledge, mortgage, security interest, charge, claim, covenant, condition or restriction or any other adverse claim, right or other encumbrance of any sort, other than non-exclusive licenses of Intellectual Property Rights granted by the Company in the ordinary course of business, and (iv) all software included within the IP Assets is free of all material viruses, worms, trojan horses and other infections or harmful routines.

The Company has obtained proprietary information and invention assignments on the Company’s standard form from each of the founders, and its current and former employees, consultants, independent contractors and others who independently or jointly contributed to the conception, reduction to practice, creation or development of any material Intellectual Property Rights included in the IP Assets owned or purported to be owned by the Company granting to the Company exclusive ownership of, all such Persons’ Intellectual Property Rights in their respective contributions that the Company does not already own by operation of law and no such Persons have retained any rights or licenses with respect thereto. The Company has also obtained valid licenses to all Third-Party Intellectual Property incorporated into, integrated or bundled with, or used by the Company in the development or compilation of any of the IP Assets, and is in compliance with the terms and conditions of all such licenses, including all applicable licenses to open source software.

3.8 Assumed Contracts. The Company has provided Acquirer with, true, correct, and complete copies (including all amendments and extensions) of all Assumed Contracts. Each Assumed Contract is in full force and effect and is valid, legally binding, and enforceable with respect to the Company, and with respect to the other party or parties thereto, in accordance with its terms. Neither the Company nor, to the knowledge of the Company, any other party thereto is in breach of or default under any Assumed Contract, the Company has no accrued obligations or liabilities under any Assumed Contract and there are no outstanding and unresolved disputes under any Assumed Contract.

3.9 Taxes.

(a) With respect to the Purchased Assets, the Company has properly completed and timely filed all Tax Returns required to be filed by it and has timely paid all Taxes whether or not shown on any Tax Return and has no Liability for Taxes in excess of the amounts so paid. All Tax Returns with respect to the Purchased Assets were true, correct and complete in all material respects.

(b) There is (i) no claim for Taxes being asserted against the Company that has resulted in a lien against any of the Purchased Assets, (ii) no past, current or pending audit of, or Tax controversy associated with, any Tax Return of the Company being conducted by a Tax Authority, and (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect with respect to the Purchased Assets.

(c) The Company has collected and remitted all sales, use, value added, ad valorem, personal property and similar Taxes with respect to sales made or services provided.

(d) The Company has complied (and until the Closing will comply) in all material respects with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 1472 of the Code or similar provisions under any state, local or non-U.S. law), and has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law.

3.10 Brokers. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer represents and warrants to the Company as follows:

4.1 Organization and Standing. Acquirer is duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation.

4.2 Authority; Non-contravention.

(a) Acquirer has all requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is (or will be) a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which it is (or will be) a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer. This Agreement has been and the other Transaction Documents have been (or will be) duly executed and delivered by Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer enforceable against Acquirer in accordance with its terms, subject only to the Enforceability Exception.

(b) The execution and delivery of this Agreement by Acquirer does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (x) any provision of the organizational or governing documents of Acquirer, as amended to date or (y) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s ability to consummate the Asset Purchase or to perform their respective obligations under this Agreement.

4.3 Consent. No approval or authorization of, filing or registration with, or notification to, any Governmental Body is required in connection with the execution and delivery of this Agreement by the Acquirer or the performance of either of its obligations hereunder or the consummation of the Transactions. No consent, approval or authorization of any Person is required in connection with the execution or delivery of this Agreement by the Acquirer, or the performance by the Acquirer of any other obligation under this Agreement, other than the approvals by the board of directors of Acquirer.

4.4 Capitalization; Valid Issuance of Shares.

(a) The authorized capital of Acquirer consists solely of 10,000,000 Class A Units, 1,363,636 Class B Units and 1,363,636 Class C Units. Of the Acquirer Class A Units, 10,000,000 Units are issued and outstanding immediately prior to the Closing. All of the outstanding Acquirer Units have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(b) The issuance and delivery of the Acquirer Class A Units in accordance with this Agreement has, or prior to the Closing will have, been duly authorized by all necessary corporate action on the part of Acquirer and, when issued as contemplated hereby, such Acquirer Class A Units shall be duly and validly issued, fully paid and nonassessable. Acquirer has, or will have prior to the Closing, a sufficient number of authorized but unissued Acquirer Class A Units to issue the Acquirer Class A Units to which the Company is entitled under this Agreement. Such Acquirer Class A Units, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Liens, other than those contemplated by this Agreement and any restrictions on transfer created by applicable securities laws, the operating agreement of Acquirer, and any agreement or documents to which the Company is, or will be as of the Closing, a party and will not have been issued in violation of Applicable Law or any preemptive rights or rights of first refusal or similar rights.

4.5 Legal Proceedings. There is no pending or, to the knowledge of the Acquirer, threatened legal action, arbitration, claim, suit, or other proceeding, or to Acquirer’s knowledge, an investigation, by or before any court, arbitrator, or administrative agency, by or against the Acquirer that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

ARTICLE 5

COVENANTS

5.1 Confidentiality; Public Announcements.

(a) After the Closing, each party hereto shall, and shall cause each of their Representatives to, hold, in strict confidence from any Person all non-public documents and information concerning the terms and existence of the Agreement and the other Transaction Documents or the consummation of the Transactions or any non-public information about Acquirer or the Company, as applicable (collectively, “Confidential Information”), except (a) to the extent that such documents or information were or become available in the public domain (either before or after the furnishing of such documents or information hereunder) through no fault of the receiving Person, (b) in dispute resolution proceedings involving Acquirer and concerning the Transactions, for disclosures to the courts or arbitrators involved in such proceedings and to other Persons involved in such proceedings (e.g., attorneys and expert witnesses) that are bound by confidentiality restrictions or (c) that a party shall be permitted to disclose any Confidential Information to its Representatives (each of whom has a need to know such Confidential Information in connection with the Transactions and is subject to a similar obligation of confidentiality) or to any Governmental Body to the extent necessary or advisable in compliance with Applicable Law; provided that in the case of disclosure to any Governmental Body, the disclosing party shall give notice to the non-disclosing party of any such disclosure and cooperate with the non-disclosing party (at the expense of the non-disclosing party) to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or the non-disclosing party waives compliance with the provisions of this Section 5.1(a), the disclosing party shall disclose to the Person compelling disclosure only that portion of the Confidential Information that the disclosing party is advised, by its counsel, is legally required and shall use commercially reasonable efforts to obtain reliable assurance that confidential treatment is accorded to the Confidential Information so disclosed (to the extent available).

(b) Neither party will nor any of their respective Affiliates or Representatives will, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the Transactions or use the other party’s name or refer to such party directly or indirectly in connection with the parties’ relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of such party, unless required by Applicable Law. To the extent necessary as determined by the Company and Acquirer, the Company and Acquirer cooperate in good faith to develop a communication plan that allows the parties to disclose the sale of the Purchased Assets to commercial parties as necessary to facilitate completion of the Transactions and performance of the terms of this Agreement, and parties shall comply with such plan in any permitted external communication.

5.2 Further Conveyances and Assumptions; Consent of Third Parties.

(a) If, following the Closing, any right, property or asset that would constitute (i) an Excluded Asset is found to have been transferred to Acquirer in error, either directly or indirectly, Acquirer shall promptly transfer, at no cost, such right, property or asset as soon as practicable to the Company and (ii) a Purchased Asset is found to have been retained by the Company in error, the Company shall promptly transfer, at no cost, such right, property or asset as soon as practicable to Acquirer.

(b) From time to time following the Closing, the Company and Acquirer will, and will cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and will take such further actions, as may be necessary or appropriate to assure fully to Acquirer and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Acquirer under this Agreement and to otherwise make effective the transactions contemplated hereby and thereby.

ARTICLE 6

INDEMNIFICATION

6.1 Indemnification.

(a) Indemnification of the Acquirer Indemnified Persons. Subject to the limitations set forth in this Article 6, from and after the Closing, the Company will indemnify and hold harmless Acquirer, its respective directors, officers, employees, Affiliates, agents, successors and assigns (each an “Acquirer Indemnified Person”) from and against any and all claims, losses, damages, Liabilities, costs and expenses, including enforcement costs (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with the following (each an “Indemnifiable Matter”):

(i) any failure of any representation or warranty made by the Company in this Agreement to be true and correct on the Agreement Date and as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which will be true and correct on and as of such specified date or dates;

(ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein or in any other agreements contemplated by this Agreement;

(iii) any Excluded Liability; and

(iv) any Fraud committed by or on behalf of the Company.

(b) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur in any representation, warranty, covenant, agreement or obligation will only be taken into account in determining whether an inaccuracy of a representation or warranty, or a breach of a covenant, agreement or obligation, exists, and will not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.

6.2 Limitations.

(a) The Company will be liable for any Indemnifiable Damages pursuant to Section 6.1(a); provided that the Company shall have no liability hereunder for claims of Indemnifiable Damages pursuant to Section 6.1(a)(i) (other than those arising out of, resulting from or in connection with (A) Fraud by or on behalf of the Company or (B) any failure of any of the Fundamental Representations to be true and correct, such claims, the “General Claims”) unless and until the such Indemnifiable Damages exceed $25,000 (the “Basket”), at which time the Acquirer Indemnified Persons shall be entitled to recover all the Indemnifiable Damages the Acquirer Indemnified Persons has incurred (including Indemnifiable Damages counting towards the Basket).

(b) The sole and exclusive recourse for Acquirer to recover any Indemnifiable Damages arising out of, resulting from or in connection with General Claims shall be the cancellation of the Acquirer Class A Units held by the Company and any Company Stockholders and the aggregate Liabilities of the Company for Indemnifiable Damages arising from General Claims shall be limited to 10% of the total Acquirer Class A Units actually issued by Acquirer to the Company as of the Closing Date (the “Cap”).

(c) The sole and exclusive recourse for Acquirer to recover any Indemnifiable Damages arising out of, resulting from or in connection with Indemnifiable Matters (other than Fraud) shall be the cancellation of the Acquirer Class A Units actually issued by Acquirer to the Company as of the Closing and held by the Company and/or any Affiliates of the Company as of the time of the applicable claim.

(d) There shall be no limit on Acquirer Indemnified Persons’ recourse for Indemnifiable Damages arising in respect of Fraud.

(e) All Indemnifiable Damages will be calculated net of (i) any amounts recovered by the Acquirer (net of Taxes and any costs of investigation of the underlying claim and of collection) pursuant to any indemnification by or indemnification agreement with any Person (other than this Agreement), and (ii) any proceeds under any insurance policy (net of any costs of investigation of the underlying claim and of collection) received as an offset against such Indemnifiable Damages (each source of recovery referred to in clauses (i) and (ii), a “Collateral Source”). If the amount to be netted hereunder in connection with a Collateral Source from any payment required under this Article 6 is received after payment by the Company of any amount otherwise required to be paid to Acquirer pursuant to this Article 6, the Company shall repay to the Acquirer, promptly after such receipt, any amount that the Company would not have had to pay pursuant to this Article 6 had such receipt occurred at the time of such payment.

(f) For all purposes under this Article 6, Acquirer Class A Units shall be deemed to have a value equal to the fair market value thereof as of date of the indemnification claim is submitted, as determined in writing in good faith by the managing member of Acquirer in its reasonable discretion (the “Fair Market Value”); provided that if the Company objects to the determination of such managing member, the Company may notify Acquirer in writing of the specific objections the Company has relating to such value and the Company’s determination of Fair Market Value, within 15 days of the delivery of the indemnification claim. If the parties cannot agree on the Fair Market Value within 30 days thereafter, the parties the Fair Market Value will be determined an independent valuation expert experienced in valuing firms similar to Acquirer and approved by both parties.

6.3 Survival Periods. The following survival periods will apply to claims for indemnification under Article 6 (each, a “Survival Period”):

(a) the representations and warranties of the Company contained in this Agreement will survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the date that is 12 months after the Closing Date; except that the Fundamental Representations and the representations and warranties of the Company contained Section 3.9 (Taxes) will survive until the expiration of the applicable statute of limitations; and

(b) the obligations of the Company in respect of all other Indemnifiable Matters will survive until the expiration of the applicable statute of limitations.

6.4 Claims.

(a) Except as otherwise set forth in this Section 6.5, the period during which claims may be made in respect of any Indemnifiable Matter will be the expiration of the applicable Survival Period (the “Claims Period”).

(b) During the Claims Period, Acquirer (on behalf of the Acquirer Indemnified Persons) may deliver to the Company one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that Acquirer has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by the party submitting such Claim Certificate in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by the party submitting such Claim Certificate) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(c) Such Claim Certificate (i) need only specify such information to the knowledge of the party submitting such Claim Certificate as of the date thereof, (ii) will not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by the party submitting such Claim Certificate by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto will remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period.

6.5 Resolution of Objections to Claims.

(a) If the Company does not contest, by written notice to Acquirer, any claim or claims by Acquirer in any Claim Certificate within the 45-day period following receipt of the Claim Certificate, then Acquirer may recover by cancelling the number of Acquirer Class A Units corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Company objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 45-day period set forth in Section 6.5(a), Acquirer and the Company will attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection.

(c) If no such agreement can be reached during the 45-day period for good faith negotiation set forth in Section 6.5(b), but in any event upon the expiration of such 45-day period, Acquirer may pursue a claim subject to the limitations set forth in Section 7.6 to obtain a final, non-appealable decision of a court resolving such disputed claim (a “Final Order”).

(d) With respect to any General Claim, upon final resolution of such claim in accordance with this Section 6.5, Acquirer will cancel a number of shares of Acquirer Class A Units held by the Company that have an aggregate value equal to the amount owed by the Company in respect of such General Claim pursuant to this Article 6. With respect to any claim for Indemnifiable Damages made by Acquirer that is not a General Claim, if a payment owed by the Company with respect to such claim is not timely made by the Company within 10 Business Days following the final resolution of such claim in accordance with this Section 6.5, then Acquirer may elect to cancel a number of shares of Acquirer Class A Units held by the Company that have an aggregate value equal to the amount owed by the Company in respect of such claim pursuant to this Article 6.

6.6 Third-Party Claims.

(a) If any third party notifies an Indemnified Person of any matter (including any Action by or in respect of such third party) (a “Third-Party Claim”) that may give rise to a claim for indemnification against the Company under this Article 6, then Acquirer shall promptly notify such Third-Party Claim to the Company; provided that the failure to give such prompt notice shall not relieve the Company of its obligations under this Article 6 except to the extent (if any) that the Company shall have been actually prejudiced thereby.

(b) Acquirer shall have the right to assume and thereafter conduct the defense of any Third-Party Claim; provided that if Acquirer consents to the entry of any judgment or enters into any settlement with respect to any Third-Party Claim without the prior consent of the Company (not to be unreasonably withheld, delayed or conditioned), then the amount of such judgment or settlement shall not be conclusive of the amount of the Indemnifiable Damages associated with such Third-Party Claim.

6.7 Treatment of Indemnification Payments. Acquirer and the Company agree to treat (and cause their respective Affiliates to treat) any payments pursuant to this Article 6 as adjustments to the Purchase Price for all Tax purposes to the maximum extent permitted by Applicable Law.

6.8 Sole Remedy. Except as otherwise provided herein, or in the case of Fraud or equitable remedies in accordance with Section 7.9, the parties hereto acknowledge and agree that, after the Closing, the remedies provided for in this Article 6 shall be the parties’ sole and exclusive remedies for any breach of the representations and warranties or covenants contained in this Agreement.

ARTICLE 7

MISCELLANEOUS

7.1 Expenses. Except as otherwise set forth herein, whether or not the Asset Purchase is consummated, each party will pay its own expenses.

7.2 Notices. Any notice, request, or demand desired or required to be given hereunder will be in writing and will be given by personal delivery, email delivery, or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party will have previously designated by such a notice. The effective date of any notice, request, or demand will be the date of personal delivery, the date on which email is sent; provided that the sender of such email does not receive a written notification of delivery failure, or one day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid. After the Closing, notice given to the Company will constitute notice given to each Company Stockholder.

To Acquirer:

Leather Wallet LLC c/o Nassau Machines Inc.

[***]

Attention: Manas Mohapartra

Email: [***]

with a copy to (which shall not constitute notice to the Company):

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

902 Broadway, Suite 14

New York, NY 10010

Attention: Ethan Skerry

Email: eskerry@fenwick.com

To the Company:

Hiro Systems PBC

101 W. 23rd Street, Suite 224

New York, NY 10011

Attention: Alex Miller

Email: [***]

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Melissa Rick

Email: mrick@wsgr.com

7.3 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties to the fullest extent possible.

7.4 Entire Agreement. This Agreement (including the Disclosure Letter and all other exhibits and schedules hereto) and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior (but not concurrent) agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

7.5 Assignment; Parties in Interest. This Agreement will not be assigned by operation of law or otherwise, and any such assignment will be null and void, except that any or all rights and obligations of Acquirer may be assigned to one or more Affiliates of Acquirer, so long as such assignment does not relieve Acquirer of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding on and inure solely to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (except that Article 6 is intended to benefit the Indemnified Persons).

7.6 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law, provision, or rule that would cause the application of laws of any other jurisdiction. In any action among or between any of the parties arising out of or relating to this Agreement, including any action seeking equitable relief, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Wilmington, Delaware. Each party hereby irrevocably waives all right to trial by jury in any Action (whether based on Contract, tort, or otherwise) arising out of or relating to this Agreement and the other Transaction Documents, the Transactions, or the actions of such parties in the negotiation, administration, performance, and enforcement hereof and thereof.

7.7 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference will be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein will be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or law, such reference is to such Contract, instrument or law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person, (vi) references from or through any date will mean, unless otherwise specified, from and including or through and including, respectively and (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase will not mean simply “if.” All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement will be rounded to the tenth decimal place, except in respect of payments, which will be rounded to the nearest whole United States cent.

7.8 Counterparts. This Agreement may be executed and delivered in one or more counterparts, either manually or electronically (including by PDF and electronic mail), each of which will be deemed to be an original but all of which together will constitute one and the same agreement. No counterpart will be effective unless and until each party has executed at least one counterpart.

7.9 Remedies. Each of Acquirer and the Company acknowledge and agree that the other parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each of Acquirer and the Company agree that the other such parties will be entitled to seek an injunction to prevent breaches of any provision of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy available at law or in equity.

7.10 Amendment. This Agreement may be amended, modified, or supplemented at any time, but only pursuant to an instrument in writing signed by Acquirer and the Company, and any such amendment will be binding on all parties hereto.

7.11 Waiver. Acquirer may (a) extend the time for the performance of any obligation of the Company or any Company Stockholder under this Agreement or any other Transaction Document, (b) waive any inaccuracy in the representations and warranties of the Company or any Company Stockholders contained in this Agreement or any other Transaction Document (which waiver will not in any manner affect the rights of the Indemnified Persons under Article 6) or (c) waive compliance by the Company or any Company Stockholder with any agreement or condition contained in this Agreement or any other Transaction Document (which waiver will not in any manner affect the rights of the Indemnified Persons under Article 6). The Company may (i) extend the time for the performance of any obligation of Acquirer under this Agreement or any other Transaction Document, (ii) waive any inaccuracy in the representations and warranties of Acquirer contained in this Agreement or any other Transaction Document (which waiver will not in any manner affect the rights of the Indemnified Persons under Article 6) or (iii) waive compliance by Acquirer with any agreement or condition contained in this Agreement or any other Transaction Document (which waiver will not in any manner affect the rights of the Indemnified Persons under Article 6). Any extension or waiver contemplated in this Section 7.11 will be valid only if set forth in an instrument in writing signed by Acquirer or the Company, as applicable, and will apply only as set forth in such instrument and will not operate as a waiver of, or estoppel with respect to, any failure to comply with any other obligation, covenant, agreement or condition contained herein. Any extension or waiver by the Company will be binding on the Company and each Company Stockholders.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

LEATHER WALLET LLC

By:	Nassau Machines, Inc.
Its:	Managing Member

By:	/s/ Muneeb Ali

Name:	Muneeb Ali

Its:	CEO

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller

Name:	Alex Miller

Its:	CEO